ENVOY BECOMES E-BUSINESS GIANT WITH STRATEGIC
                               ACQUISITION
   $100 Million in Gross Margin in Sight with Purchase of Digital
                            Consulting Agency

Toronto, Canada. June 10th, 2000 - Geoff Genovese, President and CEO of the Envoy Communications Group (NASDAQ:ECGI / TSE:ECG) today announced they entered into a letter of intent to acquire Sage Information Consultants Inc., one of North America's leading technology solution providers. Sage is being acquired as part of Envoy's aggressive growth strategy in a deal worth up to $35 million (CDN). The purchase drives Envoy's 12-month gross margin forecast to almost $70 million and makes it one of North America's largest, full service e-business companies. The purchase is subject to regulatory approval. A portion of the purchase price will be satisfied by the issuance of common shares of Envoy.

Sage (www.sageconsultants.com) will operate in conjunction with Devlin Applied Design and complement Envoy's internationally recognized web development services with leading edge e-commerce, knowledge management and infrastructure solutions. Sage is a leading Microsoft Solution Provider Partner in Canada and New York. Sage is part of an elite group of organizations that sit on Microsoft's Partner Advisory Council providing guidance on key issues that ultimately shape Microsoft's channel strategy for delivering solutions and services.

"This year we committed to a growth strategy that included acquisitions in each of our core areas of business: technology, marketing and branding," said Genovese. "The addition of Sage to Envoy gives us a leadership position in the world of e-business."

"The Sage acquisition is a strategic move that adds $15 million to Envoy's gross margin, brings our 12 month rolling forecast to almost $70 million and is accretive to our earnings," said Joe Leeder, Envoy's CFO. "The Sage purchase is a significant step in helping us reach this year's goal of $100 million in gross margin."

With 75 consultants and offices in New York and Toronto, Sage currently provides back-end e-business solutions to an impressive list of blue-chip clients, including: Hewlett Packard (USA), State Farm (USA), Prudential (USA), TD Waterhouse (USA), Fairmont Hotels (USA), CIBC, IMAX and Panasonic.

"We share Envoy's positive vision on the convergence of marketing and technology," said Chetan Mathur, Sage's CEO. "Bringing together Envoy and Sage creates the first full-service, truly integrated and strategically-minded marketing and technology company in Canada."

"Sage is a great complement to Devlin's existing services," said Catharine Devlin, President of Devlin Applied Design. "By merging Sage's back-end solutions and Microsoft accreditation with Devlin's web design skills and IBM and Oracle expertise, we are platform agnostic and able to provide our clients with complete and fully integrated digital solutions."

Award winning Devlin Applied Design (www.devlin.ca) is renowned for integrating technical, psychological and usability needs with graphic user interface (GUI) design to create effective, web-enabled business solutions for its list of leading North American clients, including: BASF, Pizza Hut Canada, FedEx, CAMCO, CCOHS, SportsRocket.com, Health Canada, Woodfur.com, IMAX Corporation, MAC Cosmetics.

A new breed company, Envoy (www.envoy.to) is an integrated e-Marketer, digitally driven and committed to building global brands both off and on-line. In addition to Sage Information Consultants and Devlin Applied Design, Envoy owns leading advertising and e-Marketing agencies, Communique, FUSIONcreative, Hampel/Stefanides of New York and The Watt Group. Envoy's roster of clients include: adidas-Salomon Canada, Aer Lingus, Alliance Atlantis, Benjamin Moore, Bermuda Telephone, Bridgestone/ Firestone, Canada Life, Castrol, CDNOW, Fisherman's Friend, Honda, Hummingbird, Juno Online Services, LCBO, National Discount Brokers, Oxford Properties, PETsMART, PhoneFree, Safeway, Sprint Canada, Steelcase, Taylor Made, Toshiba Canada, Toshiba America and Wal-Mart.

-30-

Corporate Investor Relations: Jason Mandel (416) 599-2256, jasonm@envoy.to
Investor Relations Group:     1-800-444-9214               envoy@invrel.com
Media Relations:              Darren Karasiuk
                                 (416) 593-7555 ext.505    darrenk@communique.to